UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-10905

Vitro, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Ave. Ricardo Margain Zozaya 400, Col. Valle del Campestre,

San Pedro Garza Garcia, Nuevo Leon, 66265 Mexico

52-81-8863-1200

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

11.75% Senior Notes due 2013 ("2013 Notes") ; 8.625% Senior Notes due 2012 ("2012 Notes") ;

9.125% Senior Notes due 2017 ("2017 Notes") ; American Depositary Shares ("ADRs")

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15 (d) remains)

Please place an X in the box(es) to designate the appropiate rule provision(s) relied upon to terminate or suspend the duty to file reports :

Rule 12g-4(a)(1)        X

Rule 12g-4(a)(2)

Rule 12h-3(b)(1)(i)

Rule 12h-3(b)(1)(ii)

Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 2013 Notes-30; 2012 Notes-33; 2017 Notes-37; ADRs 0

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter)

has caused this certification to be signed on behalf by the undersigned duly autorized person

Date: November 22, 2010                    By: /s/ Claudio Luis Del Valle

                                                                Name: Claudio Luis Del Valle

                                                                Title: Chief Administrative and Financial Officer